Kirk A. Davenport II	53rd at Third
Direct Dial: 212-906-1284	885 Third Avenue
kirk.davenport@lw.com	New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

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Re:                             MCBC Holdings, Inc.
Registration Statement on Form S-1
Filed May 1, 2015
File No. 333-203815

Ladies and Gentlemen:

On behalf of our client, MCBC Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), which was initially filed with the Commission on May 1, 2015 (the “Initial Filing”).

This amendment reflects certain revisions to the Initial Filing in response to the comment letter from the staff of the Commission (the “Staff”) to Terry McNew, the Company’s President and Chief Executive Officer, dated May 28, 2015.  The responses provided in this letter are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the Initial Filing, in the traditional non-EDGAR format.

The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s responses.  Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

General

1.              Prior to printing and distribution of the registration statement, please provide us mockups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response:

In response to the Staff’s comment, the Company has revised Amendment No. 1 to include the pictures and graphics that will be contained on the inside front and back covers of the prospectus.  The Company confirms that it will provide the Staff with mock-ups of any additional pages that include any pictures or graphics to be presented, and accompanying captions, if any.

2.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

                                                Response:

The Company respectfully advises the Staff that at this time neither it, nor anyone authorized on its behalf, has presented any written communications to potential investors.  The Company further advises the Staff that, if any such communications are presented to potential investors, it will supplementally provide the same to the Staff.

Prospectus Summary, page 1

3.              We note the references in the summary to a recovery in the boating industry. Please revise to discuss from what the industry is recovering. Please also provide a basis for the references to “pent-up” consumer demand for powerboats.

                                                Response:

The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 3, 4, 48, and 69 to clarify that the industry is recovering from the economic downturn that commenced in 2008 and to remove references to pent-up consumer demand.

Summary Historical Consolidated Financial Data, page 16

4.              We note your placeholder discussion of the pro forma per share calculation in footnote (1) on page 16. Please clarify for us and in the disclosure whether the pro forma per share data gives effect to the additional number of shares issued in this offering whose proceeds are intended to be used to repay the outstanding borrowings as noted in your use of proceeds discussion on page 39.

                                                Response:

The Company respectfully acknowledges the Staff’s comment and confirms to the Staff that the pro forma per share data gives effect to the additional number of shares issued in this offering whose proceeds are intended to be used to repay the outstanding borrowings as described in “Use of Proceeds.”

5.              We note your definition of EBITDA on pages 17 and 45 that includes the change in common stock warrant fair value. EBITDA, a commonly used definition, does not include adjustments other than interest, taxes, depreciation and amortization. As such, please revise by re-labeling this non-GAAP measure accordingly. Please refer to guidance in Question 103.01 of the C&DI’s for non-GAAP Financial Measures available on our website.

                                                Response:

The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 18 and 46 to correctly label the change in common stock warrant fair value as a component of Adjusted EBITDA rather than EBITDA.

Risk Factors, page 19

We rely on third-party suppliers, page 25

6.              Please tell us whether you believe the contract with Ilmor referenced in this risk factor is required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

                                                Response:

The Company respectfully acknowledges the Staff’s comment and submits that the contract with Ilmor is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K because the agreement was entered into in the ordinary course of business.  Further, the contract does not come within any of the exceptions set out in Item 601(b)(10)(ii) of Regulation S-K.  The Company does not believe that its business is substantially dependent on this contract and believes that if needed, it could replace this contract with a contract with another engine supplier, including other suppliers it has utilized in the past.

Selected Historical Consolidated Financial Data, page 44

7.              You prominently present the financial information in this section as “unaudited” under fiscal year ended June 30, 2014. It is unclear which reporting period(s) your labeling is referring to. Please revise accordingly.

                                                Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 44, 45 and 46 to clarify which periods are unaudited.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Hydra-Sports, page 48

8.              We note your disclosure of the sale of Hydra-Sports related to trade name, tooling and other assets. However, we note you continue making recreational boats under a contractual agreement with the buyer and that you continue to account for the business as a reportable segment after the sale in FY 2012. In this regard, please tell us and disclose in more detail what piece(s) of businesses you had sold and those that you retained and what the other assets encompass as part of the sale.

                                                Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that all of the assets specifically identified with Hydra-Sports were sold to Hydra-Sports Custom Boats, LLC in June 2012. These assets included the Hydra-Sports trade name, tooling, certain machinery and finished goods. The Company has continued to produce Hydra-Sports boats under the manufacturing contract with Hydra-Sports Custom Boats, LLC using certain of the tooling and machinery assets sold to Hydra-Sports Custom Boats, LLC, which have remained in use by the Company at the Company’s manufacturing facility (and will remain in use by the Company for the duration of the manufacturing contract).  Upon the conclusion of the manufacturing contract on June 30, 2015, all of the assets sold to Hydra-Sports Custom Boats, LLC, will be transferred from the Company’s manufacturing facility to Hydra-Sports Custom Boats, LLC.

Contractual Obligations, page 58

9.              Please tell us your consideration for including the maximum obligation amounts relating for your floor plan agreements in your discussion under the Contractual Obligations table as you disclose such amounts on page F-29.

Response:

The Company respectfully acknowledges the Staff’s comment and believes that the maximum obligations relating to its floor plan agreements are not required to be disclosed pursuant to Item 303(a)(5) of Regulation S-K because they are contingent obligations and the Company is not contractually obligated to make any repurchases unless certain adverse conditions occur.  The Company further advises the Staff that its competitors do not disclose the maximum obligation amounts under their comparable floor plan arrangements in their Contractual Obligations tables.  However, the Company has revised the narrative disclosure on page 59 to add a cross-reference to the discussion of this contingent liability in Note 14 to its Consolidated Financial Statements, Commitments and Contingencies on page F-29.

10.       Please revise to include estimated interest payments on outstanding long-term debt obligations. Because the table is aimed at increasing transparency of cash flows, we believe interest payments should be included in the table. Disclose any assumptions used to arrive at the estimated amounts based on variable rates. If you choose not to include these payments in the table, please provide information regarding future interest payments in a footnote to the table. Please refer to Item 303(a)(5) of Regulation S-K and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003.

                                                Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 59.

Business, page 64

Manufacturing, page 80

11.       Please explain the relevance of the terms “CSI Customer Satisfaction” and “Kaizen” which may not be readily apparent to investors.

                                                Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 83 to clarify the relevance of the terms “CSI Customer Satisfaction” and “Kaizen.”

Principal Stockholders, page 104

12.       Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by Wayzata and MCBC Acquisition LLC.

                                                Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 107 to provide the requested information with respect to Wayzata.

The Company advises the Staff that it has been unable to determine the individuals who have voting and dispositive power with respect to the shares held by MCBC Acquisition LLC, but that it will continue to attempt to do so and will provide the requested information in a future amendment to the Registration Statement if it is able to obtain it.

Material U.S. Federal Income Tax Consequences, page 118

13.       Please delete the phrase that the tax discussion is for “informational purposes only.” Investors are entitled to rely on this section.

                                                Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 120.

Consolidated Statements of Cash Flows, page F-6

14.       We note your Consolidated Statements of Cash Flows does not include a line item for the effect of exchange rate changes in cash. Please tell us if applicable to you and how you complied with the guidance set forth in ASC 830-230-45-1 as it relates to your cash flow presentation.

                                                Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that its Consolidated Statements of Cash Flows does not include a line item for the effect of exchange rate changes on cash because such amounts are immaterial.  In each of fiscal 2012, fiscal 2013 and fiscal 2014 and the nine months ended March 29, 2015 and March 30, 2014, the loss or gain from exchange rate changes was less than $15,000.  In addition, the Company’s international operations have a limited contribution to its consolidated balance sheet, with approximately $150,000 of cash contained in its foreign subsidiary at any given time.

Notes to Consolidated Financial Statements

Note 3. Significant Accounting Policies, page F-8

15.       We note that 14.6% of your net sales were generated from outside of North America and you also reference that your international operations expose you to various risks in operating in foreign jurisdictions. Please provide us with further details about your international operations. We note your disclosure in the risk factor section on page 24 that you have foreign balance sheets. In this regard, specifically identify whether or not you have any foreign subsidiaries or foreign branch offices.

                                                Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s international operations are primarily comprised of export sales from the U.S. to other countries throughout the world.  The Company invoices sales of its boats in U.S. dollars and therefore does not incur foreign currency risk. All manufacturing is in the U.S. and all boats are invoiced at the time they leave the Company’s shipping point in U.S. dollars.

While the majority of the Company’s international business is conducted from the U.S., the Company has a small parts warehouse in the U.K. for the purpose of providing parts and accessories primarily to independent boat dealers located in the European Union.  This parts warehouse, along with certain other international activities, is contained within the Company’s wholly owned subsidiary, MasterCraft Parts Ltd.  The Company has determined that the functional currency of MasterCraft Parts Ltd. is U.S. dollars.  Parts shipped from the Company’s U.S. warehouse to the Company’s facility in the U.K. are invoiced in U.S. dollars and invoices to dealers in the E.U. are also primarily denominated in U.S. dollars.  Although some invoices for retail customers and certain dealers located in the U.K. are in British Pounds Sterling, the majority of invoicing is in U.S. dollars.

Because most of the Company’s international business is transacted in U.S. dollars, foreign currency translation gains and losses are immaterial, for example totaling a gain of $28,476 in fiscal 2014.  Foreign currency translation gains and losses are non-cash and are reflected in operating expenses on the Company’s consolidated statement of operations. In addition, the Company’s international operations have a limited contribution to its consolidated balance sheet, with approximately $150,000 of cash and $400,000 of parts inventory contained in its foreign subsidiaries at any given time.

Note 12. Income Taxes, page F-26

16.       Please revise to disclose the amount of net income before provision for income taxes attributable to both domestic and foreign operations. Please refer to Rule 4-08(h)(1) of Regulation S-X for guidance.

                                                Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-24.

17.       We note on page 60, you are subject to income taxes in the United States and numerous foreign jurisdictions and that your effective tax rates differs from the statutory rates primarily due to the foreign tax rate differential, tax exempt revenue and non-deductible expenses. Please quantify each of the above reconciling items and tell us which line item(s) within the rate reconciliation on page F-25 where you present them. Please clarify your related disclosures as appropriate, as it appears the tax rate differences are primarily due to changes to the deferred tax valuation allowance.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 61.  In addition to the United States, the Company is only subject to income taxes in the United Kingdom due to the operations of its U.K. entity, MasterCraft Parts Ltd.  Thus, the phrase “numerous foreign jurisdictions” has been removed from Amendment No. 1 and replaced with “the United Kingdom.”

Differences in the Company’s effective tax rate are primarily due to changes in the Company’s deferred tax valuation allowance. Because the reconciling items, including foreign rate differential and tax exempt revenue, are immaterial, they have been removed from Amendment No. 1. The Company further advises the Staff that nondeductible expenses impacted the Company’s effective tax rate by 10.59% and 0.96% in the years ending June 30, 2014 and 2013, respectively.

18.       We note that a reduction to your deferred tax valuation allowance of $15.6 million was recorded during the fiscal year ended June 30, 2014 in connection with management´s determination that it is more likely than not that your deferred tax assets will be realized. Please provide us and expand disclosure in MD&A on page 60 with a more detailed discussion of the positive and negative evidence considered by management in reaching the conclusion that this valuation allowance was no longer necessary. Your response should include an explanation of the timing of the reversal of this valuation allowance. Please refer to ASC 740-10-30 for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 62.

At June 30, 2013, the Company determined that, although it reported income before taxes in fiscal 2013 and was forecasting future income, the cumulative three-year loss bore more weight than available positive evidence. As part of its analysis, the Company considered the three-year historic loss, adjusted for the sale of its Hydra-Sport division and the removal of non-recurring impairment charges totaling $5.9 million in fiscal 2012. After adjusting the three-year cumulative loss to remove the Hydra-Sport operations and the impairment charges, the Company remained in a cumulative three-year loss as of June 30, 2013. The Company also considered the overall performance of its industry and the macroeconomic performance of the U.S. economy, which represents the Company’s largest market.

At June 30, 2014, the Company’s financial performance continued to improve, and its positive book and taxable income continued the prior year’s trend of utilizing net operating losses generated from fiscal 2010 through 2012. As of June 30, 2014, the Company had emerged from a three-year cumulative loss after adjusting historic income for the disposition of the Hydra-Sport division and nonrecurring impairment charges. Furthermore, the improvement in the U.S. economic environment contributed to the Company’s improved financial performance and such improvement was projected to continue. Based on its emergence from a three-year adjusted cumulative loss and forecasted income growth in future years, the Company determined that a valuation allowance against the majority of its deferred tax assets was no longer required.

Note 16. Common Stock and Common Stock Warrant, page F-30

19.       We note you issued a common stock warrant in June 2009. Please explain to us your GAAP basis to support your classification for this warrant as a liability. In your response, please provide us with a description of the provisions of the warrant agreement that require liability classification along with your analysis of the relevant authoritative accounting literature.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in analyzing whether the common stock warrant should be classified as a liability, it considered the accounting guidance of ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Accounting for Derivative Instruments and Hedging Activities. As a result of the analysis called for by ASC 480 and ASC 815 as described below, the Company determined that the warrant should be classified as a liability.

The Company considered whether the warrant fell within the scope of ASC 480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Company concluded that the warrant was not within the scope of ASC 480-10 as the shares underlying the warrant do not fall into any of the three categories of freestanding financial instruments as described in ASC 480-25.  As the Company concluded the warrant is a free standing warrant, it also considered ASC 480-10-55 and concluded that the warrant does not fall within its scope because it is not subject to put right by the holder and is not exercisable for shares that are subject to a holder put right or mandatorily redeemable.

The Company also considered the guidance of ASC 815-15-25-1, Accounting for Derivative Instruments and Hedging Activities. As the warrant is free standing and does not include embedded conversion options that require bifurcation from the host instrument, the Company concluded it does not fall under the scope of ASC 815-15-25-1.

The Company then considered whether the warrant was indexed to MCBC Holdings, Inc.’s stock in accordance with ASC 815-40-15-7. First, the Company noted that the common stock warrant agreement does not contain any contingency provisions. The Company noted that the common stock warrant agreement provides for the adjustment of the warrant exercise price by the dollar amount of any dividend payment.  Example 17 of ASC 815-40-55-42 requires that for an instrument to be classified as equity, the adjustment to its strike price must be based on a mathematical calculation (i.e., a formula) that properly adjusts for dilution. Such a calculation is not included in the common stock warrant agreement; the strike price under the common stock warrant agreement is adjusted on a dollar-for-dollar basis based on the amount of the dividend paid. As a result, the Company concluded that the common stock warrant is a liability because such adjustment is not an adjustment in ASC 815-40 that permits equity classification.

Note 18. Segment Information, page F-32

20.       Please provide entity-wide disclosure regarding major customers in accordance with ASC 280-10-50-41 to 42.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes that entity-wide disclosure regarding major customers in accordance with ASC 280-10-50-41 to 42 is not required as the Company does not have any customers that individually meet or exceed 10% of the Company’s total consolidated revenues.

21.       We note your disclosure of the new product line MasterCraft NXT beginning January 2014 for the fast growing entry level customers with a unique design and a lower base price point range and option packages on pages 1, 7 and 25. You state that the target customer base is distinct from your traditional customer base but with similar profit margins. You also state on page 71 that the product line is more accessible to a much broader demographic of the recreational boating industry. In this regard, tell us how you consider the guidance within ASC 280-10-50-1 to 9 in determining whether this product line is an operating segment. If it is an operating segment and you aggregate it with your other operating segments, please explain to us in detail how you consider the guidance within ASC 280-50-11 to 19 along with the objectives and principles of the accounting standard in terms of aggregation.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that based on the Company’s analysis of the criteria contained in ASC 280-10-1 to 9, the Company determined that MasterCraft NXT product line does not represent an operating segment.

In connection with this analysis, the Company considered whether MasterCraft NXT’s operating results are regularly reviewed by MasterCraft’s chief operating decision makers to make decisions about resources to be allocated and to assess performance. The Company concluded that three officers of the Company act as chief operating decision makers in reviewing information and making management decisions with respect to the

Company as a whole: Terry McNew (President Chief Executive Officer), Tim Oxley (Chief Financial Officer) and Shane Chittum (Chief Operations Officer) and it further concluded that there is no segment manager with respect to the MasterCraft NXT product line.  The Company concluded that, as with their treatment of the Company’s other product lines, the chief operating decision makers do not review the results of the Mastercraft NXT product line’s performance or allocate resources with respect to such product line independently from the remainder of the MasterCraft model portfolio.

Because the MasterCraft NXT product line does not fulfill the criteria contained in ASC 280-10-1 to 9, the Company has determined that it is not an operating segment. Based on this determination, the Company has not provided any aggregation considerations per the guidance in ASC 280-50-11 to 19, as this guidance only applies to multiple operating segments.

Age of Financial Statements

22.       Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and acknowledges the requirements set forth in Rule 3-12 of Regulation S-X.  In that regard, in Amendment No. 1 the Company has updated its document to include financial information as of March 30, 2015.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at 212-906-1284 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Kirk A. Davenport II

Kirk A. Davenport II
of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Terry McNew, President and Chief Executive Officer, MCBC Holdings, Inc.

Frank J. Lopez, Esq., Proskauer Rose LLP

Robin Feiner, Esq., Proskauer Rose LLP